[redacted]

SECL ~~barcode~~ SSION

08031271

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

BEST AVAILABLE COPY

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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eM

| SEC FILE NUMBER |
|---|
| 8- 46023 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gelband & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Gelband (212) 688-2808
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue-25th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Alan Gelband, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelband & Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan Gelband

Signature

President

Title

Sophie Uber

Notary Public

SOPHIE UBER
Notary Public, State of New York
No. 01UB4962389
Qualified in Westchester County
Commission Expires Feb. 12, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GELBAND & CO., INC.**
**Statement of Financial Condition**
**As of December 31, 2007**

**ASSETS**

| | |
|---|---|
| Cash | $113,352 |
| Prepaid expenses | 510 |
| Due from affiliate | 12,938 |
| Investment in securities, at market value (Note 2) | -0- |
| Income tax refunds receivable | 1,031 |
| **TOTAL ASSETS** | $127,831 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Liabilities: | |
| Income taxes payable | $ 3,836 |
| Total Liabilities | 3,836 |
| Stockholder's Equity: | |
| Capital stock, $.01 par; authorized, issued and outstanding 100 shares | 1 |
| Additional paid-in capital | 83,990 |
| Retained earnings | 40,004 |
| Total Stockholder's Equity | 123,995 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $127,831 |

END

The accompanying notes are an integral part of these financial statements.